CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee
Medium-Term Notes	$250,000,000	$34,100

Pricing Supplement No. 1 (To prospectus supplement dated February 6, 2013 and prospectus dated February 6, 2013)	Filed pursuant to Rule 424(b)(3) Registration No. 333-186486 February 19, 2013 CUSIP No. 78355HJU4

RYDER SYSTEM, INC.

Medium-Term Notes

(Registered Notes-Fixed Rate)

Due Nine Months or More

from Date of Issue

Trade Date:	February 19, 2013

Principal Amount:	$250,000,000

Public Offering Price:	99.889%

Issue Date:	February 26, 2013 (T+5)

Maturity Date:	February 26, 2019

Interest Rate:	2.35%

Day Count:	30/360

Net Proceeds to Ryder (before expenses):	$248,347,500

Interest Payment Dates:	Semi-annually on February 26 and August 26 of each year, commencing August 26, 2013, and at Maturity.

Underwriters’ Commission:	0.55%

Record Dates:	February 11 and August 11

Form:	☑ Book Entry ☐ Certificated

Redemption:	☐ The Notes cannot be redeemed prior to maturity ☑ The Notes may be redeemed prior to maturity

Optional Redemption:	☐ No ☑Yes

Other Terms

Prior to January 26, 2019 (one month prior to their maturity date), the Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes being redeemed, or

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed (not including any portion of such payments of interest accrued as of the date of redemption), from the redemption date to February 26, 2019 discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus, in either case, any interest accrued but not paid to the date of redemption.

On or after January 26, 2019, the Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus any interest accrued but not paid to the date of redemption.

“Treasury Rate” means, with respect to any redemption date for the Notes,

(i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H. 15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date for the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month), or

(ii) if the release referred to in (i) (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an “Independent Investment Banker” as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Independent Investment Banker” means, with respect to any redemption date for the Notes, one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means with respect to any redemption date for the Notes,

(i) the average of four Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or

(ii) if the Trustee is given fewer than four Reference Treasury Dealer Quotations, the average of all quotations obtained.

“Reference Treasury Dealer” means, with respect to any redemption date for the Notes, BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho Securities USA Inc. and RBC Capital Markets, LLC and their respective successors (provided, however, that if any such firm or such successor, as the case may be, ceases to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer).

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer, at 5:00 p.m. on the third Business Day preceding the redemption date.

Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

Repayment at Option of Holder:	☑ If we experience a Change of Control Triggering Event, we will be required to offer to purchase the Notes from holders as described in the accompanying prospectus supplement under “Offer to Redeem Upon Change of Control Triggering Event.”

Discount Note:	☐ Yes ☑ No

Total Amount of OID:	N/A

Yield to Maturity:	N/A

Initial Accrual Period OID	N/A

Joint Book-Running Managers

BNP PARIBAS	BofA Merrill Lynch	Mizuho Securities	RBC Capital Markets

Underwriters Capacity:	☐ As agent ☑ As principal

If as principal:	☐ The Notes are being offered at varying prices relating to prevailing market prices at the Time of sale.

☑ The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

Plan of Distribution:

Under the terms and subject to the conditions of the Selling Agency Agreement dated February 6, 2013 among Ryder System, Inc. (the “Company”) and BB&T Capital Markets, a division of Scott & Stringfellow, LLC, BNP Paribas Securities Corp., BNY Mellon Capital Markets, LLC, Citigroup Global Markets Inc., Comerica Securities, Inc., HSBC Securities (USA) Inc., Jefferies & Company, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., Morgan Stanley & Co. LLC, PNC Capital Markets LLC, RBC Capital Markets, LLC, RBS Securities Inc., Regions Securities LLC, U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC, as well as under the terms of the Terms Agreement dated February 19, 2013 among the Company and BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho Securities USA Inc., and RBC Capital Markets, LLC, as representatives of the underwriters named below (collectively, the “Underwriters”), the Underwriters have agreed severally to purchase and Ryder has agreed to sell the Notes to the Underwriters in the respective principal amounts set forth below:

Underwriters	Principal Amount
BNP Paribas Securities Corp.	$40,625,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	40,625,000
Mizuho Securities USA Inc.	40,625,000
RBC Capital Markets, LLC	40,625,000
Mitsubishi UFJ Securities (USA), Inc.	10,000,000
RBS Securities Inc.	10,000,000
Morgan Stanley & Co. LLC	10,000,000
U.S. Bancorp Investments, Inc.	10,000,000
Wells Fargo Securities, LLC	10,000,000
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	4,687,500
BNY Mellon Capital Markets, LLC	4,687,500
Citigroup Global Markets Inc.	4,687,500
Comerica Securities, Inc.	4,687,500
HSBC Securities (USA) Inc.	4,687,500
Jefferies & Company, Inc.	4,687,500
PNC Capital Markets LLC	4,687,500
Regions Securities LLC	4,687,500

Total	$250,000,000

The Underwriters are committed to take and pay for all of the Notes if any are taken.

The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement.

Each Underwriter and certain of its affiliates may from time to time engage in transactions with, and perform investment banking and commercial lending services for, the Company and certain of its affiliates in the ordinary course of business for which they have received, or may receive, customary fees and expenses.

In addition, in the ordinary course of their business activities, the agents and their affiliates may make or hold a broad array of investments, including acting as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the agents or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such agents and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereunder. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereunder. The agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Delivery is expected to be made against payment for the Notes on February 26, 2013, which will be the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Trustee Conflict of Interest

The Bank of New York Mellon Trust Company, N.A. is the trustee under the indenture for this offering. BNY Mellon Capital Markets, LLC, an affiliate of The Bank of New York Mellon Trust Company, N.A., is an underwriter in this offering. Pursuant to the Trust Indenture Act of 1939, if an event of default were to occur with respect to the Notes, The Bank of New York Mellon Trust Company, N.A. would be deemed to have a conflicting interest, by virtue of being an affiliate of one of the underwriters of the Notes. In that event, The Bank of New York Mellon Trust Company, N.A. would be required to resign as trustee or eliminate the conflicting interest.

Legal Opinions

Certain legal matters relating to the offering will be passed upon for us by Greenberg Traurig, P.A., Miami, Florida and for the Underwriters by Mayer Brown LLP, Chicago, Illinois.